

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 1, 2015

Steven Baritz
President
Net Savings Link, Inc.
4747-20 Nesconset Highway
Port Jefferson, NY 11776

> **Re: Net Savings Link, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 26, 2015**
> **File No. 000-53346**

Dear Mr. Baritz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note your disclosure on page 7 that you are currently looking at the possible acquisition of a new entity and believe that you may have to issue up to 600 million shares of preferred stock. Notwithstanding your disclosure on page 8 that you have no immediate plans, proposals, or arrangements, it appears from the first paragraph on page 7 that you may have approved the increase in preferred stock in connection with the acquisition of a specific entity. Please provide us with your analysis regarding the applicability of Note A to Schedule 14A for the purpose of providing the disclosure required by Items 11, 13 and 14 of Schedule 14A, applicable to you via Item 1 of Schedule 14C, as appropriate.

2. We note that you have filed your preliminary information statement on Schedule 14C under the EDGAR submission type PREM14C. PREM14C designates a preliminary information statement relating to a merger or an acquisition. However, it appears that your information statement does not currently relate to a merger or an acquisition. When

you file your revised preliminary information statement, please designate the correct
EDGAR submission type or advise.

<u>Effect of the Increase in Authorized Shares of Preferred Stock, page 8</u>

3.   You state in the last sentence of the first paragraph that you have no immediate plans,
proposals or arrangements to issue common stock; however, your disclosure appears to
relate to the increase in preferred stock. We also note from your disclosure on page 9 that
the notes held by Asher Enterprises and KBM Worldwide are convertible into common.
Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
the Commission or any person under the federal securities laws of the United States.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at
(202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Conrad C. Lysiak, Esq.
The Law Office of Conrad C. Lysiak, P.S.